SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D/A
                            (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                    FILED PURSUANT TO 13d-2(A)
                         (Amendment No. 3a)


               JW CHARLES FINANCIAL SERVICES, INC.
                         (Name of Issuer)


                  COMMON STOCK $.001 PAR VALUE
                  (Title of Class of Securities)

                           220022-10-7
                          --------------
                          (CUSIP Number)

                         MARSHALL T. LEEDS
                C/O JW CHARLES FINANCIAL SERVICES, INC.
                      980 NORTH FEDERAL HIGHWAY
                            SUITE 310
                     BOCA RATON, FL  33432
                          800-226-2660
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 26, 1998
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  /  /

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.  Registration Rights Agreement, dated January
                      21, 1998 between Avatex Corporation, Marshall
                      T. Leeds and JW Charles Financial Services, Inc.

          Exhibit 2. Stock Sale Agreement by and Between Marshall T. Leeds and Avatex Corporation, dated January 21, 1998.

Exhibit 1

                      REGISTRATION RIGHTS AGREEMENT



                                                         January 21, 1998



To Avatex Corporation:

Gentlemen:

     This Registration Rights Agreement (the "Agreement") confirms that, in connection with your agreement to purchase of 300,000 shares of common stock of JW Charles Financial Services, Inc. (the "Company") from Marshall T. Leeds, the Chairman of the Board and Chief Executive Officer of the Company, without registration under the Securities Act (as defined below), the Company, Mr. Leeds, and you covenant and agree as follows:

     1. CERTAIN DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

          "Commission" means the Securities and Exchange
     Commission, or any succeeding federal agency at the time administering the Securities Act.

          "Common Stock" means the common stock, $.001 par value per share, of the Company.

          "Closing Date" has the meaning set forth in that certain Stock Sale Agreement between you and Mr. Leeds.

          "Holders" refers to you and any subsequent holder or holders of record of any of the shares of Restricted Stock while such shares retain that status as defined below.

          "Restricted Stock" means the aggregate of 300,000 shares of Common Stock being sold to you by Mr. Leeds on the Closing Date to the extent that the certificates therefor are required to bear the legend pursuant to and set forth in
     Section 2 hereof.

          "Securities Act" means the Securities Act of 1933, as amended, or any succeeding federal statute, and, as applicable, the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     2. RESTRICTIVE LEGEND. Each certificate representing shares of Restricted Stock as initially sold to you, and, except as otherwise provided in Section 3, each certificate issued upon exchange or transfer of any Restricted Stock, has been or shall be stamped or otherwise imprinted with a legend substantially in the following form:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT
     BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
     AMENDED (THE "FEDERAL ACT"), OR ANY STATE SECURITIES
     LAW, AND HAVE BEEN ACQUIRED BY THE REGISTERED OWNER
     HEREOF FOR PURPOSES OF INVESTMENT AND HAVE BEEN ISSUED
     OR SOLD IN RELIANCE ON STATUTORY EXEMPTIONS CONTAINED
     IN THE FEDERAL ACT OR AVAILABLE UNDER APPLICABLE STATE
     SECURITIES LAWS.  THE SHARES MAY NOT BE SOLD,
     TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT IN A
     TRANSACTION WHICH IS EXEMPT UNDER THE FEDERAL ACT AND
     ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN
     EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS; IN THE
     CASE OF RELIANCE UPON AN EXEMPTION, THE COMPANY MUST
     HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT
     THAT SUCH TRANSACTION IS EXEMPT AND DOES NOT REQUIRE
     SUCH REGISTRATION OF THE SHARES."

     3.   NOTICE OF PROPOSED TRANSFER.

     (a) Prior to any proposed transfer or other disposition of any Restricted Stock (other than under circumstances described in Section 4 or 5), the Holder shall give written notice to the Company of its intention to do so. Each such notice shall describe the manner of the proposed transfer or disposition and, if requested by the Company, shall be accompanied by an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transaction may be effected without registration under the Securities Act and applicable state securities laws, whereupon the Holder shall be entitled to transfer or otherwise dispose of such Restricted Stock in accordance with the terms of its notice. Each certificate for Restricted Stock transferred as provided above shall bear the legend set forth in Section 2, except that such certificate shall not bear such legend if (a) such transfer is in accordance with the provisions of Rule 144 under the Securities Act (or any other rule under the Securities Act permitting public sale without registration thereunder) or (b) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act or any applicable state securities law.

     (b) The foregoing restrictions on transfer and disposition of Restricted Stock shall terminate as to any particular shares of Restricted Stock when such shares shall have been effectively registered under the Securities Act and sold or otherwise disposed by the seller thereof in accordance with a method of disposition set forth in the registration statement covering such shares. Whenever a Holder demonstrates to the Company (and its counsel) that the provisions of Rule 144(k) of the Securities Act are available to such Holder without limitation, such Holder shall be entitled to receive from the Company, without expense, a new certificate representing its shares of Restricted Stock not bearing the restrictive legend set forth in Section 2.

     4.   AUTOMATIC REGISTRATION.

     (A) TIMING OF REGISTRATION. The Company agrees to register under the Securities Act, for public sale in the manner(s) specified by you or any other Holder, all the shares of Restricted Stock (or such lesser portion thereof as you or any other Holders thereof may specify) by no later than 90 days after the Closing Date.

     (B) NOTICE OF FILING; UNDERWRITERS. The Company shall notify the Holders not less than 15 days before making its filing under the Securities Act. In addition to, or in lieu of, the methods of disposition set forth on Exhibit A, the Company shall use its best efforts to register the Restricted Stock for public sale in accordance with the methods of disposition specified by Holders to the Company within ten (10) days of receipt of the Company's notice to them. If any such method of disposition shall be an underwritten public offering, the Holders of a majority of the shares of Restricted Stock requesting such method of distribution shall be entitled to designate the managing underwriter for such offering, subject to the reasonable approval of the Company. Other possible underwriters for the offering may be selected by other such requesting Holders, subject to reasonable approval by the Company and to the customary discretion of managing underwriters with respect to such matters.

     (C) LIMITATION ON INCLUDING OTHER SECURITIES. The Company shall be entitled to include in any registration statement referred to in this Section 4, for sale in a manner consistent with any method of disposition specified by requesting Holders (or for sale pursuant to a firm commitment underwriting), shares of Common Stock to be sold by or for the account of other persons who may then be holding "piggyback" registration rights, except as and to the extent that, in the opinion of the managing underwriter (if the method of disposition for shares of Restricted Stock and the shares to be sold for such other persons is an underwritten public offering), such inclusion would not adversely affect the marketing of the Restricted Stock to be sold.

     5.   PIGGYBACK REGISTRATION.

     (A) GENERAL AVAILABILITY. If the Company at any time (other than pursuant to Section 4) proposes to register any of its Common Stock under the Securities Act for sale to the public for cash, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4 or S-8, or on another form not generally available for registering securities such as the Restricted Stock for sale to the public for cash), the Company will give written notice to all Holders of then outstanding Restricted Stock of its intention so to do. Upon the written request of any such Holder, given within ten (10) days after receipt of any such notice, to register any of its shares of Restricted Stock (which request states the intended method of disposition thereof), the Company will use its reasonable best efforts to cause such shares of Restricted Stock to be included among the securities to be covered by the registration statement otherwise proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition of such Restricted Stock by the Holder in accordance with its written request. The Company's obligations hereunder shall terminate with respect to any shares of Restricted Stock that may be sold by the Holder thereof, without limitation, pursuant to the provisions of Rule 144(k) under the Securities Act.

     (B) CERTAIN VOLUME LIMITATIONS. The number of shares of Restricted Stock to be included pursuant to Section 5(a) in any registration statement that relates to an underwritten public offering may be reduced (pro rata among the requesting Holders of Restricted Stock based upon the respective numbers of shares so requested to be registered) if and to the extent that the managing underwriter thereof shall be of the opinion that the inclusion of all such shares would adversely affect the marketing of the securities included in such registration statement to be sold for the account of the Company or such other security holders. Such number of shares of Restricted Stock shall not be reduced, however, if any shares of Common Stock are to be included in such underwriting for the account of any person other than the Company, a Holder of Restricted Stock, or a holder of Common Stock pursuant to such holder's exercise of "demand" registration rights or of "piggyback" registration rights that were granted prior to the Closing Date.

     (C) CERTAIN OTHER RESTRICTIONS. Notwithstanding anything to the contrary contained in this Section 5, if there is a firm commitment underwritten offering of securities for the Company pursuant to a registration covering shares of Restricted Stock, and if a selling Holder of Restricted Stock does not elect to sell its Restricted Stock to the underwriters of the Company's securities in connection with such offering, then such Holder (if requested by the managing underwriter) shall agree to refrain from selling any of its shares of Restricted Stock that are otherwise registered pursuant to this Section 5 during the period of distribution of the Company's securities by such underwriter(s) and during the period in which the underwriting syndicate, as such, participates in the after-market. Such Holder shall, however, be entitled to sell such shares, in any event, commencing on the 26th day after the effective date of such registration statement, if then lawful to do so under applicable securities laws and rules of the Commission.

     6.   REGISTRATION PROCEDURES.

     (A)  COMPANY OBLIGATIONS AND PROCEDURES.  Whenever the
Company is required under Section 4 hereof, or is required under
Section 5 hereof to use its reasonable best efforts, to effect the registration of any of the Restricted Stock under the Securities Act, the Company will:

          (i)  prepare and file with the Commission a
     registration statement on an appropriate form of the Commission, cause such registration statement to become effective, and use its best efforts to cause such registration statement to remain effective for the period of the disposition contemplated thereby (determined as provided in Section 6(b));

          (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period referred to in clause (i) above and to comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement, in accordance with the sellers' intended method or methods of disposition set forth in such registration statement, for such period;

          (iii) furnish to each seller such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and each amendment or supplement of a prospectus, if any) as such persons may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

          (iv) use its best efforts to register or qualify, or to secure an exemption therefrom, the Restricted Stock covered by such registration statement under the securities or blue sky laws of such jurisdictions (up to an aggregate maximum of ten (10), excluding jurisdictions in which an exemption is readily available) as the sellers of Restricted Stock shall reasonably request. The foregoing shall not obligate the Company to qualify to do business, or to subject itself to service of process generally, in any jurisdiction in which it is not otherwise so qualified or subject;

          (v) immediately notify each seller under such registration statement and each underwriter, if any, at any time that a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (and each seller shall similarly immediately notify the Company and each underwriter);

          (vi) if the offering is underwritten, use its best efforts to furnish, at the request of any seller, on the date that Restricted Stock is delivered to the underwriter(s) for sale pursuant to such registration: (A) an opinion of counsel representing the Company for the purposes of such registration, addressed to such seller (and to such underwriter(s), if any) stating that such registration statement has become effective under the Securities Act, stating that, to the best knowledge of such counsel, (I) no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act and (II) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements, other financial information, or any statistical or similar data contained therein), and to such other customary effect as may reasonably be requested by such seller or any such underwriter(s), and (B) a "cold comfort" letter from the independent public accountants of the Company, addressed to such seller (and to such underwriter(s), if any), in customary form and covering matters of the type customarily covered by such letters;

          (vii) use its best efforts to cause all such Restricted Stock to be listed or qualified on each securities exchange or inter-dealer quotation system on which similar securities issued by the Company are then listed or qualified on the basis such securities are listed or qualified;

          (viii) if the offering is underwritten, enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the sellers of the Restricted Stock being sold or the underwriter(s), if any, reasonably request in order to expedite or facilitate the disposition of such Restricted Stock, including without limitation, to the extent reasonably requested, opinions of counsel customary in such registrations;

          (ix) make available for inspection by any seller of Restricted Stock, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant, or other agent retained by any such seller or underwriter, all pertinent financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent in connection with such registration statement, provided that the Company receives assurances satisfactory to it (which may include written agreements) from each such person as to the confidential treatment and limited use of all such information; and

          (x) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

     (B)  PERIOD OF DISPOSITION.  For purposes of clauses (i) and
(ii) of Section 6(a) and for Section 4(c), the period of disposition of Restricted Stock in a firm commitment underwritten public offering shall extend until each underwriter has completed the distribution of all securities purchased by it, and the period of disposition of Restricted Stock in any other offering shall extend until the earlier of the public sale of all shares of Restricted Stock covered thereby or the second anniversary of the Closing Date.

     (C) CERTAIN OBLIGATIONS OF SELLERS. In connection with the registration hereunder, and as a condition to the Company's obligations hereunder to any such seller, each seller of Restricted Stock will furnish to the Company in writing such information with respect to such seller and its proposed disposition as shall be reasonably necessary in order to assure compliance with the Securities Act and with other federal and applicable state securities laws. Without limiting the generality of the foregoing, in connection with an underwritten public offering, each selling Holder of Restricted Stock electing such method of disposition agrees to enter into, as required, a written agreement with the managing underwriter (selected in the manner provided elsewhere herein) in such form and containing such provisions as are customary in the securities business for such an arrangement, and to complete and execute all questionnaires, powers of attorney, indemnities, and other documents or instruments reasonably required under such terms of the underwriting arrangements.

     7.   EXPENSES.

     (a) All expenses incurred by the Company in complying with Sections 4 and 5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any, but excluding any Selling Expenses and excluding the fees and expenses described in the last sentence of this subparagraph (a), are herein called "Registration Expenses". All underwriting discounts and selling commissions applicable to the sale of any Restricted Stock are herein called "Selling Expenses". Fees and expenses of any counsel, accountant, or other advisor to a seller of Restricted Stock are not included as either Registration Expenses or Selling Expenses.

     (b) The Company will pay all Registration Expenses; all Selling Expenses shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such persons other than the Company (except to the extent the Company shall be a seller) as they may agree. In connection with the automatic registration pursuant to Section 4, the Company or Mr. Leeds (as they may decide between them) will reimburse you for the reasonable fees and disbursements of one counsel chosen by you to represent you in connection therewith, up to a maximum of $10,000.

     8.   INDEMNIFICATION.

     (a) In connection with a registration of Restricted Stock under the Securities Act pursuant to Section 4 or 5, the Company will indemnify and hold harmless, to the extent permitted by law, each seller and each underwriter, if any, of Restricted Stock thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, from and against all losses, claims, damages, or liabilities, joint or several, to which such seller or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, underwriter, and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made or omitted in conformity with information furnished by or on behalf of such seller, underwriter, or such controlling person in writing for use in such registration statement, prospectus, or amendment or supplement.

     (b) In connection with a registration of Restricted Stock under the Securities Act pursuant to Section 4 or 5, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless, to the extent permitted by law, the Company and each person who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, and each director of the Company, from and against all losses, claims, damages, or liabilities, joint or several, to which the Company or such officer or director or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made or omitted in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by or on behalf of such seller for use in such registration statement, prospectus, amendment, or supplement; provided further, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability, or expense that is equal to the proportion that the public offering price of shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not to exceed the proceeds received by such seller from the sale of Restricted Stock covered by such registration statement. If the registration relates to an underwritten offering, and the seller sells its Restricted Stock through the underwriter(s) thereof, the seller (upon request by the underwriter(s)) will indemnify such underwriters, their officers and directors, and each person who controls such underwriters within the meaning of the Securities Act, to the same extent as provided above with respect to the indemnification of the Company or to such other extent as provided in Section 8(e).

     (c)  Any person entitled to indemnification hereunder will
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment (based upon advice in a written opinion of qualified legal counsel) a conflict of interests between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume and continue the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed and continued, and the indemnifying party so notifies the indemnified party, the indemnifying party shall not be liable to such indemnified party under this Section 8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs incurred by the indemnified party for investigation and liaison with the counsel so selected, and the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without the indemnifying party's consent (which consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume and continue the defense of a claim will be obligated to pay the fees and expenses of counsel for an indemnified party with respect to such claim.

     (d) If the indemnification provided for in Sections 8(a) and 8(b) is unavailable or insufficient to hold harmless an indemnified party in respect of any loss, claim, damage, liability, or action in respect thereof referred to therein, then each indemnifying party shall (in lieu of or in addition to, as the case may be, indemnifying such indemnified party) contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage, liability, or action in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the sellers of such Restricted Stock, on the other, in connection with the statements or omissions that resulted in such loss, claim, damage, liability, or action as well as any other relevant equitable considerations, including any failure to give in a timely manner any notice required under such Sections. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement or omission or alleged omission of a material fact relates to information supplied by the Company, on the one hand, or the sellers of such Restricted Stock, on the other hand, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. The Company and you agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation (whether or not all of the sellers of such Restricted Stock were treated as one entity for such purpose) or by any other method of allocation that did not take account of the equitable considerations referred to above in this Section 8(d). The amount paid or payable by an indemnified party as a result of any loss, claim, damage, liability, or action in respect thereof referred to in this Section 8(d), shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim in the manner provided in Section 8(c). No person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of fraudulent misrepresentation.

     (e) The indemnification of underwriters provided for in this Section 8 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters.

     9.   MISCELLANEOUS.

     (A) SUCCESSORS AND ASSIGNS. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties, whether or not so expressed. Without limiting the generality of the foregoing, the registration rights conferred herein on you shall inure to the benefit of any and all subsequent Holders from time to time of the Restricted Stock for so long as the certificates representing the Restricted Stock shall be required to bear the legend specified in Section 2 hereof, subject to any time period limitations otherwise stated herein.

     (B) REMEDIES. Any person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages caused by reason of any breach of any provision of this Agreement, and to exercise all other rights granted by law.

     (C) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if, but only if, the Company has obtained the written consent of Holders of a majority of the shares of Restricted Stock then outstanding.

     (D) SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable under any applicable law or rule in any jurisdiction, such provision will be ineffective only to the extent of such invalidity, illegality, or unenforceability in such jurisdiction, without invalidating the remainder of this Agreement in such jurisdiction or any provision hereof in any other jurisdiction.

     (E) COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and any one of which need not contain the signatures of more than one party, but all of which taken together shall constitute one and the same Agreement.

     (F) DESCRIPTIVE HEADINGS. The descriptive headings in certain portions of this Agreement are used for convenience of reference only. They do not constitute a part of this Agreement and shall not influence the construction or interpretation of any provision hereof.

     (G) NOTICES. All notices, demands, or other communications to be given or delivered under or by reason of any provision of this Agreement shall be in writing and shall be deemed to have been given (i) on the date delivered in person, (ii) on the date indicated on the return receipt if mailed postage prepaid, by certified or registered U.S. Mail, with return receipt requested,
(iii) on the date transmitted by telecopy facsimile, if sent by 5:00 P.M., Eastern Time, and confirmation of receipt thereof is reflected, or (iv) if sent by Federal Express or other nationally recognized overnight courier service or overnight express U.S. Mail, with service charges or postage prepaid, then on the next business day after delivery to the courier service or U.S. Mail (in time for next day delivery). In each case (except for personal delivery) such notices, demands, and other communications shall be sent to a Holder of Restricted Stock, at the address or facsimile number for such Holder on the Company's stock records (which is, as of the date of this Agreement, the address and facsimile number specified for you on the signature page hereof) and to the Company as follows:

                    JW Charles Financial Services, Inc.
                    980 North Federal Highway
                    Suite 210
                    Boca Raton, Florida  33432
                    Attention:  President
                    Facsimile No.:  561-338-2827

or to such other address or to the attention of such other person as the receiving party has specified by prior written notice to the sending party pursuant to this Section 9(g).

     (H) GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without regard to conflict of laws rules thereof.

     (I) BOARD RATIFICATION. The Company and Mr. Leeds agree to cause the execution and delivery of this Agreement by the Company to be ratified by the Board of Directors of the Company as promptly as practicable and, in any event, in time to permit the Company to perform on the schedule set forth in Section 4.

     Please confirm your agreement to and acceptance of this Agreement by countersigning and delivering to the Company and Mr. Leeds a counterpart of this Agreement, whereupon this Agreement shall be a binding agreement among you, the Company, and Mr. Leeds.

                              Very truly yours,

                              JW CHARLES FINANCIAL SERVICES, INC.


                              By: __________________________________
                                   Joel E. Marks
                                   Vice Chairman and Chief Financial Officer

AGREED TO AND ACCEPTED
as of the date first above-written:


_____________________________________
MARSHALL T. LEEDS


AVATEX CORPORATION


By:__________________________________

                                                     Exhibit A to
                                    Registration Rights Agreement
                                           dated January 21, 1998

                    Methods of Disposition of
                    Restricted Stock in a
                    Registration Pursuant to Section 4
                    ----------------------------------

     The shares of Common Stock may be offered and sold by or for the account of a Selling Shareholder, from time to time as market conditions permit, on The American Stock Exchange or otherwise, at prices and on terms then prevailing, or in negotiated transactions. The shares of Common Stock may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from a Selling Shareholder in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters", within the meaning of the Securities Act, in connection with such sales.

Exhibit 2
                           STOCK SALE AGREEMENT

                                                         January 21, 1998



Avatex Corporation
5910 North Central Expressway
Suite 1780
Dallas, Texas 75206

Gentlemen:

     Marshall T. Leeds (sometimes referred to as "SELLER") hereby confirms his agreement with you (sometimes referred to as "PURCHASER") as follows:

     1.   PURCHASE AND SALE OF STOCK

          1.1 FINANCIAL TERMS. On the Closing Date (as defined below), Seller agrees to sell to you, and you agree to acquire from Seller, 300,000 shares of common stock of JW Charles Financial Services, Inc. (the "COMPANY"), $.001 par value (the "PURCHASED SHARES"), at a purchase price of $11.50 per share, for a total purchase price of $3,450,000.

          1.2 CLOSING. The Purchased Shares will be delivered to you via, and at the offices of, your legal counsel, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, against delivery of the purchase price therefor (which shall be made by wire transfer to the escrow account of legal counsel to Seller, Kilpatrick Stockton LLP, Atlanta, Georgia, account number 12-659-310, at Wachovia Bank of Georgia, Atlanta, Georgia, ABA Routing Number: 061000010), by 2:00 P.M., Eastern Time, on January 22, 1998, or such other date or time as shall be mutually agreed upon by Seller and you (the "CLOSING DATE").

     2.   REPRESENTATIONS AND WARRANTIES

          2.1 REPRESENTATIONS OF SELLER. Seller represents and warrants that (a) Seller has good, valid, and marketable title to the Purchased Shares, free and clear of liens, claims, restrictions, or encumbrances of any kind, (b) upon conveyance and delivery of the Purchased Shares and payment therefor by Purchaser, Purchaser shall be the owner of such Purchased Shares free and clear of liens, claims, restrictions, or encumbrances attributable to any action by Seller or the Company, and (c) the documents filed by the Company with the Securities and Exchange Commission from January 1, 1996 to date pursuant to the requirements of the Securities Exchange Act of 1934, as amended, did not contain when filed an untrue statement of material fact or, other than disclosure of the proposed acquisition by the Company of Genesis Merchant Group

Securities LLC ("GMG") described below, omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

          2.2 DISCLOSURE OF GMG TRANSACTION. Set forth as Exhibit A hereto is the substantially final form of an Agreement and Plan of Combination (the "COMBINATION AGREEMENT") that contains the material terms of a proposed business combination transaction with GMG (the "COMBINATION TRANSACTION"), pursuant to which the Company and GMG will be combined into a new entity ("NEWCO") and the outstanding common stock of the Company, including the Purchased Shares, and at least 90% of the outstanding equity interests of GMG, will be exchanged for common stock of Newco. Seller gives no assurance that the proposed Combination described in the Combination Agreement, or that any of the expected benefits of the Combination Transaction will be achieved. Purchaser hereby acknowledges that it has reviewed the Combination Agreement, that the information described in the Combination Agreement is not public information, that it will maintain the confidentiality of such information in accordance with Section 3.1 hereof, and that it has sufficient information about the proposed Combination Transaction (and has reviewed sufficient publicly available information about the Company) to make an informed and knowledgeable decision to acquire the Purchased Shares. Purchaser also acknowledges that it has been afforded an opportunity to ask questions of and to obtain additional information from Seller prior to making its investment decision.

          2.3 REPRESENTATIONS OF PURCHASER. You represent, and in entering into this Agreement Seller understands, that (i) you are an "accredited investor" as defined in Rule 501(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the "SECURITIES ACT") and (ii) you will not offer or sell any of the Purchased Shares except pursuant to an effective registration statement under the Securities Act or in transactions that do not require registration under the Securities Act. You further represent that you are acquiring the Purchased Shares for your own account and with your general assets for the purpose of investment and not with a view to the resale or distribution thereof, and that you have no present intention of selling, negotiating, or otherwise disposing of any Purchased Shares, except in accordance with applicable provisions of the Securities Act and other securities laws or regulations.

     3.   COVENANTS

          3.1 CONFIDENTIALITY. You understand and agree that the information set forth on Exhibit A hereto and all other information conveyed to you concerning the Combination Transaction is confidential and has not been publicly disclosed by the parties thereto, and that such confidential information has been disclosed to you solely in connection with your proposed purchase of the Purchased Shares. You agree to maintain the confidential nature of such information, and refrain from engaging in any public market transaction involving the Common Stock of the Company, unless and until the material terms of such proposed Combination Transaction become publicly known or you have been notified

by Seller or the Company that the proposed Combination Transaction has been abandoned. Seller agrees to notify you promptly at such time that the Company has publicly disclosed any such information or has abandoned the Combination Transaction.

          3.2 REGISTRATION OF PURCHASED SHARES. Seller agrees to cause the Company to execute and deliver to you a registration rights agreement in the form attached as Exhibit B.

          Purchaser understands and agrees that the securities purchased hereunder are restricted securities within the meaning of Rule 144 under the Securities Act; that such securities are not registered and must be held unless they are subsequently registered for resale or an exemption from such registration is available. Furthermore, Purchaser understands that each certificate representing the Purchased Shares shall be endorsed with the following restrictive legend, or close facsimile thereof:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"), OR ANY STATE SECURITIES LAW, AND HAVE BEEN ACQUIRED BY THE REGISTERED OWNER HEREOF FOR PURPOSES OF INVESTMENT AND HAVE BEEN ISSUED OR SOLD IN RELIANCE ON STATUTORY EXEMPTIONS CONTAINED IN THE FEDERAL ACT OR AVAILABLE UNDER APPLICABLE STATE SECURITIES LAWS. THE SHARES MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER THE FEDERAL ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS; IN THE CASE OF RELIANCE UPON AN EXEMPTION, THE COMPANY MUST HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSACTION IS EXEMPT AND DOES NOT REQUIRE SUCH REGISTRATION OF THE SHARES."

On the front of each certificate, there may be placed the following notation:

     "RESTRICTIONS ON TRANSFER STATED ON REVERSE SIDE"

     5.   INDEMNIFICATION

     Purchaser, on the one hand, and Seller, on the other hand, each hereby agrees to indemnify the other and hold the other harmless from and against any liability, obligation, claim, loss, cost, damage, and expense (including reasonable attorneys' fees and expenses incurred in prosecuting or defending any claim for any such liability, loss, or damage) arising out of or resulting from the untruth or inaccuracy of any covenant, representation, or warranty of the indemnifying party contained in this Agreement. The indemnities contained herein shall expire two (2) years from the Closing Date, unless prior to such date the indemnified party shall inform the indemnifying party of a claim hereunder, and except that indemnity shall be available indefinitely with respect to any liability, obligation, claim, loss, cost, damage, or expense arising out of or as a result of any statement of Seller in clause (a) or (b) of
Section 2.

     6.   MISCELLANEOUS

          6.1 FURTHER ASSURANCES TO PURCHASER. If, at any time after the Closing Date, Purchaser acting reasonably shall consider or be advised that any further assignments, assurances, or other acts are necessary, desirable, or proper to (a) vest, perfect, or confirm in Purchaser's name (or the name of any lawful transferee of Purchaser) title in, interest to, or rights of any of the Purchased Shares, (b) ensure proper and complete compliance with Federal, state, and local administrative or regulatory laws, or (c) otherwise carry out the purposes of this Agreement, Seller agrees to execute and deliver all such assignments and assurances and do all acts reasonably necessary or proper to accomplish the same.

          6.2 LEGALITY OF SALE. The purchase and sale of the Purchased Shares is subject to the legality of the offer and sale of the Purchased Shares in the state of domicile of Purchaser. This Agreement does not constitute an offer to sell, or a solicitation of an offer to buy, the Purchased Shares in any jurisdiction where it is unlawful to make such offer or solicitation.

          6.3 PURCHASER NOT LIABLE FOR BROKERAGE COMMISSION. Purchaser shall have no liability or obligation arising as a result of any agreement or arrangement of Seller or the Company for any broker's commission, finder's fee, or similar payment in connection with the transaction contemplated by this Agreement, and Seller agrees to indemnify and hold Purchaser harmless from and against any such payment.

          6.4 ENTIRE AGREEMENT. This Agreement, together with the Exhibits referred to herein, contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and no representations, promises, agreements, or understandings regarding the subject matter hereof shall be of any force or effect unless in writing, executed by the party to be bound, and dated subsequent to the date hereof.

          6.5 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of New York.

           6.6 EXPENSES. Seller and Purchaser will each pay all the costs and expense of their respective performance, preparation, and execution of, and compliance with, this Agreement, including, without limitation, all fees and expense of their respective agents, representatives, counsel, and accountants, except as may otherwise be provided in the registration rights agreement attached as Exhibit B.

          6.7 SEVERABILITY. If any provision of this Agreement shall be held invalid or unenforceable, the remainder nevertheless shall remain in full force and effect. If any provision is held invalid or unenforceable with respect to particular circumstances, it nevertheless shall remain in full force and effect in all other circumstances.

          6.8. BENEFIT OF AGREEMENT. This Agreement shall be binding upon and inure to the benefit of Purchaser, Seller, and their respective successors and assigns.

          6.9 MODIFICATIONS AND WAIVERS. No change, modification, or waiver of any provision of this Agreement shall be valid or binding unless it is in a writing dated subsequent to the date hereof and signed by the party intended to be bound. No waiver of any breach, term, or condition of this Agreement by either party shall constitute a subsequent waiver of the same or any other breach, term, or condition.

          The execution hereof by you shall constitute a binding contract between us, under seal, for the uses and purposes set forth above.

                              Very truly yours,



                              Marshall T. Leeds

AGREED AND ACCEPTED
as of the date first above-written:

AVATEX CORPORATION


By: /s/ A. Butler

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



/s/ Marshall T. Leeds
Marshall T. Leeds
Chairman/CEO



Date:  February 6, 1998
      ----------------------